OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: August 31, 2005
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.00
                                                   =============================





                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of June, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:
Form of Proxy, June 9, 2003
Report of Exempt Issuer Bid, June 30, 2003
Report of Exempt Issuer Bid, June 30, 2003
Report of Exempt Issuer Bid, June 30, 2003

FORM OF PROXY, JUNE 9, 2003



                                          Computershare Trust Company of Canada
                                               9th Floor, 100 University Avenue
                                                       Toronto, Ontario M5J 2Y1
                                                          www.computershare.com

CONSOLIDATED MERCANTILE INCORPORATED

Security Class

Holder Account Number


Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

                                                          A B C   1 2 3  X   X

Form of Proxy - Annual and Special Meeting to be held on June 27, 2003

Notes to Proxy
1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
..
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

If you vote by telephone or the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 p.m., June 25, 2003.

o Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. o Go to the following web site:
www.computershare.com/ca/proxy You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER                                PROXY ACCESS NUMBER

THANK YOU

This Form of Proxy is solicited by and on behalf of Management. . Appointment of Proxyholder I/We being holder(s) of Consolidated Mercantile Incorporated hereby appoint(s):

Fred A. Litwin, President, or failing him Daniel Tamkin, Vice-President, or failing him Stan Abramowitz, Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Consolidated Mercantile Incorporated to be held at the Toronto Board of Trade, Airport Centre, 830 Dixon Road, Toronto on June 27, 2003 at 4:00 p.m. and at any adjournment thereof.

1. Election of Directors
In the Election of Directors

FOR all nominees

WITHHOLD vote for all nominees

2. Appointment of Auditors

Appointment of Kraft, Berger, Grill, Schwartz, Cohen & March, LLP, Chartered Accountants as Auditors of the Corporation and authorizing the Directors to fix their remuneration.

For    /   Withhold

Resolutions

3. Approval of the Stock Split Plan Resolution in the form attached as Appendix "1" to the Management Information Circular.

For   /   Against

4. VOTED on such matters as may properly come before the Meeting or any adjournment thereof.

If any amendments or variations of the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

In the event that no specification has been made with respect to voting for or withholding from voting in the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of the auditors, or for or against the approval of the Stock Split Resolution, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)

Date - Day Month Year Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Information Circular.

REPORT OF EXEMPT ISSUER BID, JUNE 30, 2003


                                 SECURITIES ACT

                  REPORT OF ISSUER BID UNDER S. 120 OF THE ACT
                     (Subsection 189.1.3 of the Regulation)

1. Name and address of the offeree issuer:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario  M5R 2H3

2. Name and address of the offeror:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario  M5R 2H3

3. What is the designation of the class(es) of securities that are subject to the bid?

         Common Shares

4. What is the date of the bid?

         September 18, 2000 to September 17, 2001

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

         Intends to purchase up to 144,015 Common Shares

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

         Whatever the share price is at the date and time of purchase

7. What is the fee payable in respect of the bid?

         CDN$1,000.00

Note:
(1)      Closing price of                   on The Toronto Stock Exchange on



Date:    September 18, 2000                          By:      "Ivy Fung"
                                                              ----------

REPORT OF EXEMPT ISSUER BID, JUNE 30, 2003

                                 SECURITIES ACT

                  REPORT OF ISSUER BID UNDER S. 120 OF THE ACT
                     (Subsection 189.1.3 of the Regulation)

1. Name and address of the offeree issuer:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario  M5R 2H3

2. Name and address of the offeror:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario  M5R 2H3

3. What is the designation of the class(es) of securities that are subject to the bid?

         Common Shares

4. What is the date of the bid?

         September 20, 2001 to September 19, 2002

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

         Intends to purchase up to 138,996 Common Shares

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

         Whatever the share price is at the date and time of purchase

7. What is the fee payable in respect of the bid?

         CDN$1,000.00

Note:
(1)      Closing price of                   on The Toronto Stock Exchange on



Date:    September 20, 2001                          By:      "Ivy Fung"
                                                              ----------

REPORT OF EXEMPT ISSUER BID, JUNE 30, 2003


                                 SECURITIES ACT

                  REPORT OF ISSUER BID UNDER S. 120 OF THE ACT
                     (Subsection 189.1.3 of the Regulation)

1. Name and address of the offeree issuer:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario  M5R 2H3

2. Name and address of the offeror:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario  M5R 2H3

3. What is the designation of the class(es) of securities that are subject to the bid?

         Common Shares

4. What is the date of the bid?

         September 20, 2002 to September 19, 2003

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

         Intends to purchase up to 138,996 Common Shares

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

         Whatever the share price is at the date and time of purchase

7. What is the fee payable in respect of the bid?

         CDN$1,000.00

Note:
(1)      Closing price of                   on The Toronto Stock Exchange on



Date:    September 20, 2002                          By:      "Ivy Fung"
                                                              ----------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004


                             By:/s/DANIEL S. TAMKIN
                         -------------------------------
                        Daniel S. Tamkin, Vice President